Filed Pursuant To Rule 433
                                                     Registration No. 333-131598
                                                                    May 23, 2006

BROADCAST TRANSCRIPT

    Video Monitoring Services of America, Inc.

     (FAX)

    Date      May 17, 2006
    Time      12:00 PM - 01:00 PM
    Station   Marketwatch.com
    Location  Network
    Program   Marketwatch


              GREG MORCROFT, host:

              I'm Greg Morcroft with MARKETWATCH. And I'm joined today by Greg Ehret, a senior managing director at State Street Global Advisors and one of the heads of its ETF business.

              Thanks very much for being with us, Greg.

              Mr. GREG EHRET (Senior Managing Director, State Street Global Advisors): Thanks very much.

              MORCROFT: Well, can you give us some of the broad numbers about ETFs, how much money is in them now, how fast they're growing as an investment?

              Mr. EHRET: Well, they're booming now. I mean, there's around 200 ETFs now in the US, almost twice that around the globe. And we're talking about a $300 billion industry now.

              MORCROFT:  And we're seeing pretty rapid growth in that, too--

              Mr. EHRET: Actually, we've seen 30 percent growth per year all through the 2000s and expect to see that going forward. So, it's been interesting now that we have so many assets behind the products, you add 30 percent to those assets, it really becomes a really significant number.

              MORCROFT: Well, the obvious questions becomes what's the appeal of investors of these then, what's spurring that growth?

              Mr. EHRET: Well, I think it's flexibility, it's cost, it's the whole nine yards of things. I think the investors are realizing that they are--active is a good thing to have in their portfolio, but it can be complimented with a passive strategy, so they're looking at this as another tool in a tool box.

              MORCROFT: Well, two of the hottest areas for discussion, it seems, in the ETF business are commodity ETFs and the expectations for so-called actively managed ETFs.

              Mr. EHRET:  Right.

              MORCROFT: Let's talk about commodity ETFs. We've seen the oil ETF; we've got gold and silver now. Are we likely to see more commodity-based ETFs?

              Mr. EHRET: Well, we launched the first gold ETF back in November of 2004, which was the gold trust. And that's up to $8 billion. Now gold's been on a roll, so obviously, that's been very popular. I think we will see a number of new access tools into the commodity markets. Whether it be baskets of commodities or individual commodities, we'll see--we'll continue to see lots of development there.

              MORCROFT: Is that the situation where we see commodity investment driven by the big players, and ETFs roll out and the managers of ETFs say this is a product that maybe retail investors will like. Is it driven by that, or something else?

              Mr. EHRET: It's both, actually. You know, individuals and institutions use ETF almost equally. And in the commodities-based, there's a lot of institutions that aren't comfortable necessarily trading in commodities or in futures in commodities. And the ETF actually ETF allows them to trade in equity that gives them commodity exposure. And that's something that they're comfortable with and they know that, they understand that. So, it's really both constituencies that we're serving here.

              MORCROFT: There's a lot of talk about the dollar weakness, both recently and people expect the dollar to fall longer term. I think there are a few ways perhaps to play the currency market in ETFs.

              Mr. EHRET:  Right.

              MORCROFT:  Are we likely to see more currency ETFs?

              Mr. EHRET: I think we're likely to see more currency ETFs, but I think we're also going to see investors continue to pour their money into international ETFs. So, international equity ETFs to eliminate their dollar exposure. We've been seeing a lot of the flows this year going into international ETFs. I think the currency products that are out there today will be joined by some partners, as well.

              MORCROFT: One of the things ETFs have been likened to a lot in people's descriptions is an index fund. But then when we talk about actively managed ETF, it's sort of tweaking an index. Could you explain to our viewers what an actively managed ETF is?

              Mr. EHRET: Well, I don't think there's been a pure active ETF yet in the marketplace. What we've seen so far are indexes that are designed to try to beat a benchmark, so therefore there's some sort of enhancement to that index. I think they're called intelligent indexes, in fact. I'm not sure. I mean, it's an active product. It's an active risk that's in there. The true active mutual fund becoming an ETF I think is still a few years away.

              MORCROFT: As these assets keep growing, we've talked about how fast they're growing, how big they already are, are they becoming more of a gage for investor sentiment, and if so, what are they telling us about investor sentiment?

              Mr. EHRET: Well, I think they're become a gage for investor attitudes towards certain things. So, for example, if we think oil prices are going up or going down, we'll see large inflows and large volumes around the energy spider or XRE. First, if we see interest rates flattening, sectors that respond to interest rates flattening are going to be positively impacted. So, you can see by both volume spikes and asset management spikes really the investor sentiment see itself.

              MORCROFT: One of the other interesting things about ETFs is because they trade like stocks, they can be shorted.

              Mr. EHRET:  Right.

              MORCROFT: What kind of activity, short activity, are we seeing in this? Are we seeing certain sectors being shorted more than others? What's that tell us?

              Mr. EHRET: Well, both sectors and broad market. You know, it's interesting. Some of the large ETFs have huge short components to them. It's because investors have many opinions on them, but also they use them as a risk management tool. So, it's not just speculative shorting, it's a lot of risk management use with an ETF. And I think a lot of that is because a lot of ETFs gives you a lot of more access to many more slices of the equities markets. And whereas you can--futures and options and those (unintelligible) are really liquid maybe in some of--just a few benchmarks, ETFs gives you that broader exposure and more precise exposure. So, your risk management techniques can be a little more defined.

              MORCROFT: We've got just a few moments left. Is there anything cooking at State Street Global Advisors that you can talk about, any funds that are coming out?

              Mr. EHRET: I think what you can expect from us in the future is a lot more innovation. We were the first with the spider; we were the first with gold. We will continue to explore with new products. We're looking to expand our product line throughout the US and bring just really things that investors are asking us for.

              MORCROFT:  All right.  Well, thanks for being with us, Greg.

              Mr. EHRET:  Thank you.

              MORCROFT: I'm Greg Morcroft with MARKETWATCH in New York. And my guest has been Greg Ehret, senior management director at State Street Global Advisors.

                                      # # #

streetTRACKS(R) GOLD TRUST has filed a registration statement (including a
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Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete
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